UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 70392

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vicente & Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14 Berkeley Square
(No. and Street)

London (City) United Kingdom (State) W1J8DX (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck (Name) (212) 897-1690 (Area Code – Telephone Number) rbeck@integrated.solutions (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prager Metis CPAs, LLC
(Name – if individual, state last, first, and middle name)

222 Mount Airy Road (Address) Basking Ridge (City) NJ (State) 07920 (Zip Code)

09/29/2003 (Date of Registration with PCAOB)(if applicable) 273 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rafael Beck   , swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to   Vicente & Partners LLC   as of   12/31/25   , is
true and correct. I further swear (or affirm) that neither the company nor any partner,
officer, director, or equivalent person, as the case may be, has any proprietary interest in any account
classified solely as that of a customer.

Rafael Beck
Signature

Chief Financial Officer
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Vicente & Partners LLC
Consolidated Statement of Financial Condition
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Members of
Vicente & Partners LLC

Prager Metis CPAs, LLC

———

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Vicente & Partners LLC and Vicente & Partners Ltd. (collectively, the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U. S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
We have served as Vicente & Partners LLC's auditor since 2023.
Basking Ridge, New Jersey
March 11, 2026



An affiliate of Prager Metis International   NORTH AMERICA   EUROPE   ASIA

Vicente & Partners LLC

Consolidated Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$ 5,004,762
Fees receivable	2,370,000
Prepaid expenses	239,091
Operating lease right-of-use assets	815,594
Receivable from money transmitter	172,585
Fixed assets, net	45,041
Other asset	20,499
Total assets	$ 8,667,572

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$ 349,057
Income tax payable	540,724
Operating lease liabilities	854,587
Total liabilities	1,744,368
Members' equity	6,923,204
Total liabilities and members' equity	$ 8,667,572

The accompanying notes are an integral part of this consolidated financial statement.

Vicente & Partners LLC

Notes to Consolidated Statement of Financial Condition
December 31, 2025

1. Organization and Business

Vicente & Partners LLC ("Vicente") is a limited liability company formed under the laws of the State of Delaware. Vicente is a broker-dealer registered under the Securities Exchange Act of 1934 of the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Vicente has a wholly-owned subsidiary, Vicente & Partners Ltd. ("V&P Ltd"), a United Kingdom service entity providing services for the exclusive benefit of Vicente.

Vicente is a strategic and financial advisory firm, which focuses on mergers and acquisitions, private placement of securities and, on the planning and structuring of transactions and other significant corporate and finance activities, which may result in securities offerings.

The liability of the Members is limited to the capital held by Vicente.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation
The consolidated financial statement includes the accounts of Vicente and V&P Ltd. (collectively, the "Company"). All material intercompany accounts have been eliminated in the consolidation.

This consolidated financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, which includes assessing the collectability of the consideration to which it will be entitled in exchange for the goods or services transferred to the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers may include placement fees and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Significant judgment is required to determine whether performance obligations are satisfied at a point

2.   Summary of Significant Accounting Policies (continued)

in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue by way of advisory fees from investment banking, which include retainers and success fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, and the identified performance obligations have been satisfied.

For each contract, the Company assesses whether non-refundable monthly retainer fees are a separate deliverable based on the performance obligations or part of a single deliverable that results in a transaction success fee being earned. In order to make this determination, the Company assesses the services being provided upon engagement as specified in the contract, the ability for the client to consume and benefit from the services prior to a transaction and whether the monthly retainer fees are insignificant in relation to the overall fee the Company would receive upon a completed transaction, among other considerations. If the Company determines that the non-refundable monthly retainer fees are a separate deliverable, the revenue is recognized monthly as services are provided and deferred when the earnings process is not yet completed, per the terms of the contract. If the Company determines that the non-refundable monthly retainer fees and transaction success fee are a single deliverable, the Company defers the revenue until the fee is earned or the contract is otherwise complete.

For each contract with customers which includes an upfront retainer fee, any unearned retainer fees are included in deferred revenue on the statement of financial condition. The deferred revenue amount represents the Company's contract liabilities which results from amounts collected from, or invoiced to, customers in advance of revenue recognition. There was no deferred revenue at the beginning and the end of the year.

The Company may earn fees by providing placement services to customers pursuant to placement agent agreements. The Company considers the performance obligation in these contracts to be the promise to provide placement agent services, which it satisfies at a point in time when the customer receives and accepts the subscriptions submitted by the Company. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised services to a customer.

Cash and Cash Equivalents
All cash deposits are held by three custodian banks and therefore are subject to the credit risk at these financial institutions to the extent the balances are in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company considers investments in money market accounts to be cash equivalents.

Fees Receivable
Fees receivable represent amounts due from the Company's customers pursuant to the terms of advisory or placement agent agreements. The balances are carried at the amount billed to customers.

2.   Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses

ASC Topic 326, *Financial Instruments - Credit Losses* ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The Company has not provided an allowance at December 31, 2025.

Interest Income

Interest income is earned primarily from cash and cash equivalents and is accounted for on an accrual basis.

Receivable from Money Transmitter

Receivable from money transmitter includes cash deposit at payment processing platform. Users of the money transmitter have the option to deposit cash into their platform accounts through various channels provided by the money transmitter. The Company may request a transfer from the platform to its bank account at any time.

Contract Assets and Contract Liabilities

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying consolidated statement of financial condition at December 31, 2025.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2025, there were no contract liabilities reported on the accompanying consolidated statement of financial condition.

Fixed Assets

The Company's fixed assets consisting of office equipment and leasehold improvements are stated at cost less accumulated depreciation. Repairs and maintenance are charged to expense as incurred.

Upon disposition of fixed assets, if any, the related assets, and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. Depreciation is computed using the straight-line method based on estimated useful lives as follows: office equipment, three years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

2.   Summary of Significant Accounting Policies (continued)

The Company reviews office equipment and leasehold improvements for impairment whenever events or circumstances indicate their carrying value may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying value exceeds the sum of the expected future undiscounted cash flows. When the carrying amount of a long-lived asset is not recoverable, the asset is reduced to its fair value.

Translation of Foreign Currency
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes
The Company elected to be classified as a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Net deferred taxes arise from temporary differences between the financial statement and tax basis of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse. Deferred taxes are also recognized for carry-forward losses. Net deferred tax assets, if any, are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events and taxable income. A valuation allowance is provided when it is more-likely-than-not that all or some portion of the net deferred tax asset will not be realized.

The provisions of ASC Topic 740, *Income Taxes*, clarify the accounting for uncertainty in income taxes recognized in financial statements and prescribe a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2025, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the consolidated financial statement.

Leases
Operating leases are included in right-of-use ("ROU") assets and lease obligations in operating lease liabilities in the consolidated statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. When it can be readily determined, the Company uses the rate implicit in the lease to determine the present value of lease payments, otherwise the Company uses the incremental borrowing rate based on information available at the commencement date. The ROU asset is measured at the commencement date at the amount of the initially-measured lease liability, and also includes any initial direct costs and lease payments made prior to commencement but excludes lease incentives. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is,

2.   **Summary of Significant Accounting Policies (continued)**

present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the amortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company elected the short-term lease exception for leases with an initial term of 12 months or less. Consequently, such leases are not recorded in the consolidated statement of financial condition.

Recent Accounting Pronouncements
The Company does not expect recently issued accounting standards or interpretations to have a material impact on the Company's consolidated financial statement.

In November 2024, the FASB issued Accounting Standards Update ("ASU") No. 2024-03, *Income Statement -Reporting Comprehensive Income-Expense Disaggregation Disclosures* (Subtopic 220-40): *Disaggregation of Income Statement Expenses* ("ASU 2024-03"). ASU 2024-03 requires additional disclosures about the nature of expenses included in the income statement, such as purchases of inventory, employee compensation and depreciation. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statement and related disclosures.

3.   **Fixed Assets**

Office equipment and leasehold improvements consist of the following at December 31, 2025:

Office equipment	$	39,326
Leasehold improvements		26,933
Less: Accumulated depreciation and amortization		(21,218)
	$	45,041

4.   **Transactions with Related Parties**

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. There were no transactions with related parties for the year ended December 31, 2025.

Vicente & Partners LLC

Notes to Consolidated Statement of Financial Condition
December 31, 2025

5. **Concentrations**

All cash deposits are held by three financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

As of December 31, 2025, approximately 100% of the fee receivable was due from one customer.

6. **Commitments and Contingencies**

Leases
V&P Ltd is obligated under an operating lease for its London office space that expires in August 2030. V&P Ltd has the right, at its discretion, to terminate the lease in August 2028 with six months' advance notice to the landlord.

The Company records the lease costs to occupy its operating lease facilities on a straight-line basis over the lease term.

Maturities of lease liabilities under its non-cancellable operating lease as of December 31 are as follows:

2026	$ 207,829
2027	207,829
2028	207,829
2029	207,829
2030	138,554
Total undiscounted lease payments	969,870
Less: imputed interest	(115,283)
Total lease liabilities	$ 854,587

Weighted-average remaining lease term: Operating lease   4.75 years

Weighted-average discount rate: Operating lease   4.00%

Other
In the ordinary course of business, various legal actions may be taken against the Company. Management is not aware, based on currently available information, of any legal actions that will have a material adverse effect on the Company's consolidated financial statements.

7. **Income Taxes**

At December 31, 2025, there were no deferred tax assets or liabilities.

8.   **Capital Structure**

Vicente is a Delaware limited liability company and has issued units. Vicente shall continue in existence in perpetuity until it is dissolved in accordance with the provisions of its limited liability company agreement.

Common Units
Vicente previously authorized the issuance of 1,000 Common units at $0.01 par value.

Preferred Units
Vicente previously authorized the issuance of 1,000 Preferred units Sub Class A and 1,000 Preferred units Sub Class B, par value $0.50 per unit. The Series A Preferred units pay distributions from funds legally available for distribution. The units have no conversion rights to Common units, have no voting rights except with respect to matters pertaining to its rights and preferences, have no preference, and may be repurchased in accordance with a prescribed formula if a holder is no longer employed by Vicente.

Treasury Units
There are 100 Subclass A preferred units and 100 Subclass B preferred units that were previously repurchased by Vicente at a cost of $73,333. The units are being held in treasury for reissuance.

9.   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, and investment advisory businesses. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions to its members. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10.   **Subsequent Events**

The Company has evaluated events and transactions that may have occurred since December 31, 2025 through the date the Company's consolidated financial statement is issued and determined there are no subsequent events requiring adjustments to or disclosure in the Company's consolidated financial statement.